January 12, 2017

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

AD Office 11

100 F Street, N.E.

Washington, D.C. 20549

Re:      Helios and Matheson Analytics Inc.

 Registration Statement on Form S-3

 Filed on December 23, 2016 and amended on January 11, 2017 and

 January 12, 2017

 File No. 333-215313

Dear Mr. Spirgel:

Helios and Matheson Analytics Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 4 p.m., Eastern time, on January 13, 2017 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)     the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HELIOS AND MATHESON ANALYTICS INC.

By:/s/	Stuart Benson
Stuart Benson, Chief Financial Officer